UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2012

COSTAMARE INC.
(Translation of registrant’s name into English)

60 Zephyrou Street & Syngrou Avenue 17564, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒          Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐          No     ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

99.1	Press Release Dated January 30, 2012: Costamare Inc. Files Shelf Registration Statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  January 30, 2012

COSTAMARE INC.

By:	/s/ Gregory G. Zikos
Name:	Gregory G. Zikos
Title:	Chief Financial Officer

Exhibit 99.1

 Costamare Inc. Files Shelf Registration Statement

Athens, Greece – January 30, 2012 – Costamare Inc. (the “Company”) (NYSE: CMRE) announced today that it has filed a shelf registration statement on Form F-3 with the U.S. Securities and Exchange Commission (the “SEC”). The registration statement only covers new issuances by the Company.  It is not available for sales by members of the Konstantakopoulos family, the principal stockholders of the Company, as they do not have any current intention to sell their shares.

The shelf registration statement, when declared effective by the SEC, will give the Company the ability to offer and sell up to $300,000,000 of its securities consisting of common stock, preferred stock, debt securities, warrants, rights and units. After the shelf registration statement becomes effective, the Company may offer and sell such securities from time to time and through one or more methods of distribution, subject to market conditions and the Company’s capital needs.  The terms of any offering under the shelf registration statement will be established at the time of such offering and will be described in a prospectus supplement filed with the SEC prior to completion of the offering.

The registration statement relating to these securities has been filed with the SEC but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

A copy of the prospectus included in the registration statement may be obtained on the SEC’s website at www.sec.gov or on the Company’s website listed below.  In addition, the Company would file a prospectus supplement with the SEC in connection with any offering under the shelf registration statement.  The information on the Company’s website is not a part of the registration statement, the prospectus or any prospectus supplement which may be issued under the registration statement.

About Costamare Inc.

Costamare Inc. is one of the world’s leading owners and providers of containerships for charter.  Costamare Inc. has 37 years of history in the international shipping industry and a fleet of 57 containerships, including 10 newbuilds on order and one secondhand vessel to be delivered, with a total capacity of approximately 327,000 TEU.  Costamare Inc.’s common shares trade on the New York Stock Exchange under the symbol “CMRE.”

Forward-Looking Statement

This press release contains “forward-looking statements.”  In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions.  These statements are not historical facts but instead represent only Costamare’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside of Costamare’s control.  It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements.  For a discussion of some of the risks and important factors that could affect future results, see the discussion in Costamare Inc.’s Annual Report on Form 20-F (File No. 001-34934) under the caption “Risk Factors”.

Contacts:

Company Contact:
Gregory Zikos - Chief Financial Officer
Konstantinos Tsakalidis - Business Development / Investor Relations
Costamare Inc., Athens, Greece
Tel: (+30) 210-949-0000
Email: ir@costamare.com

Website: www.costamare.com

Investor Relations Advisor/ Media Contact:
Nicolas Bornozis - President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, N.Y. 10169
Tel.: (+1) 212-661-7566
E-mail: costamare@capitallink.com